Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

						30-Sep

	2007	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest	$85,729	$94,310	$103,671	$119,484	$116,803	$133,539
Interest applicable to rentals	7,074	12,099	6,810	4,103	4,269	3,992

Total fixed charges, as defined	$92,803	$106,409	$110,481	123,587	121,072	137,531

Preferred distributions, as defined (a)	10,998	10,067	8,295	8,474	11,297	11,297

Combined fixed charges and preferred distributions, as defined	$103,801	$116,476	$118,776	$132,061	$132,369	$148,828

Earnings as defined:

Net Income	$143,337	$157,543	$232,845	$231,435	$473,923	$265,015
Add:
Provision for income taxes:
Total Taxes	83,494	70,648	45,050	66,546	(370,211)	(143,667)
Fixed charges as above	92,803	106,409	110,481	123,587	121,072	137,531

Total earnings, as defined	$319,634	$334,600	$388,376	$421,568	$224,784	$258,879

Ratio of earnings to fixed charges, as defined	3.44	3.14	3.52	3.41	1.86	1.88

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.08	2.87	3.27	3.19	1.70	1.74

(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.